[Equitable Logo]

DARIN SMITH

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

December 18, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company of America (the “Registrant”)

Request for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-272919)

Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests the withdrawal, effectively immediately, of Post-Effective Amendment No. 2 under the Registrants’ Registration Statement on Form N-4 filed with the Securities and Exchange Commission on October 30, 2023 Accession No. 0001193125-23-266307 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment because the Amendment was erroneously filed early and the Registrant confirms that while the Registration Statement technically may have become effective, the Exchange Offer Supplement was not disseminated and that no securities have been exchanged in connection with the offering contemplated by the Registration Statement. Therefore, the Registrant respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith